1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC February 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Mar. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2020: On a consolidated basis, revenues for February 2020 were approximately NT$93.39 billion, a decrease of 9.9 percent from January 2020 and an increase of 53.4 percent from February 2019. Revenues for January through February 2020 totaled NT$197.08 billion, an increase of 41.8 percent compared to the same period in 2019.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2020	January 2020	M-o-M Increase (Decrease) %	February 2019	Y-o-Y Increase (Decrease) %	January to February 2020	January to February 2019	Y-o-Y Increase (Decrease) %
Net Revenues	93,394	103,683	(9.9)	60,889	53.4	197,078	138,983	41.8

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Feb.	Net sales	93,394,449	60,889,055
	Jan. ~ Feb.	Net sales	197,077,584	138,982,882

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		57,473,056	23,306,938
	TSMC Global**		401,384,654	30,263,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		405,352,531	2,518,284
	TSMC Japan Ltd.**		162,141,012	361,152
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	201,404,761
	Mark to Market Profit/Loss	(1,471,813)
	Unrealized Profit/Loss	(515,891)
Expired Contracts	Notional Amount	103,928,967
	Realized Profit/Loss	(698,799)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	121,052
	Realized Profit/Loss	(3,821)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	15,546,055
	Mark to Market Profit/Loss	(54,103)
	Unrealized Profit/Loss	(165,808)
Expired Contracts	Notional Amount	27,311,994
	Realized Profit/Loss	73,067
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	616,554
	Mark to Market Profit/Loss	(3,176)
	Unrealized Profit/Loss	(11,331)
Expired Contracts	Notional Amount	847,392
	Realized Profit/Loss	4,109
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,357,963
	Mark to Market Profit/Loss	(11,260)
	Unrealized Profit/Loss	(26,914)
Expired Contracts	Notional Amount	4,319,693
	Realized Profit/Loss	6,589
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(38,011)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	4,560,634
	Mark to Market Profit/Loss	(74,247)
	Unrealized Profit/Loss	(96,309)
Expired Contracts	Notional Amount	7,559,697
	Realized Profit/Loss	(91,295)
Equity price linked product (Y/N)		N